Snow Lake and Exodys Energy Collaborate to Support the Formation of a

New Nuclear Reactor Development and Deployment Company

Winnipeg, Manitoba - May 28, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (NASDAQ: LITM) ("Snow Lake"), a uranium exploration and development company, and Exodys Energy, a premier U.S. nuclear engineering services provider specializing in nuclear fuel recycling solutions, are pleased to announce their collaboration in supporting the formation of a new, purpose-driven nuclear reactor development and deployment company (the "Reactor Company").  This strategic alliance marks a significant step forward in enabling the delivery of clean, reliable energy solutions designed to meet the rapidly growing needs of AI-powered infrastructure and hyperscale data centers.  Since announcing their Memorandum of Understanding (the "MOU") in February, 2025, the partners played a central role in shaping the Reactor Company's commercialization roadmap and integrated risk mitigation strategy.

A Significant Step in Snow Lake's Nuclear Diversification Strategy

This development represents a pivotal advancement in Snow Lake's ongoing diversification into the nuclear industry.  Following its successful acquisitions of key uranium exploration projects in Wyoming, and a strategic investment in Global Uranium and Enrichment Limited ("GUE") (which included uranium enrichment technologies), Snow Lake is now expanding its nuclear footprint to include reactor design, development, and deployment.  The leadership of the new Reactor Company will be unveiled over the coming weeks.

"Our recent uranium acquisitions and equity stake in GUE demonstrate Snow Lake's commitment to becoming a full-spectrum player in the nuclear energy sector," said Frank Wheatley, CEO of Snow Lake Energy.  "The incubation of this dedicated Reactor Company positions Snow Lake as one of the few vertically integrated companies in the nuclear industry - from uranium supply through to enrichment and to reactor development and deployment. This is a natural and strategic progression in our mission to power the AI-driven future with clean, reliable energy."

Momentum Driven by Policy and Innovation

This announcement comes at a time of unprecedented momentum for nuclear energy, driven by the four nuclear Executive Orders signed by President Trump1 on May 23, 2025, that will streamline regulatory processes, accelerate reactor licensing, and cement domestic nuclear fuel security.  These directives provide a favorable backdrop for Snow Lake's new Reactor Company and broader nuclear sector strategy.

1 Deploying Advanced Nuclear Reactor Technologies for National Security - The White House

"The ongoing U.S. nuclear resurgence, bolstered by President Trump's Executive Orders, creates an extraordinary and timely opportunity for Snow Lake to lead the next wave of innovation with the Reactor Company's founding team, and supported by partners like Exodys," said Carl Perez, CEO of Exodys Energy.  "Supporting Snow Lake in its technical and commercial roadmap is not merely a plan - it is a response to the urgent need to domestically scale and deploy nuclear power reactors. Together, we are committed to building a resilient and circular nuclear ecosystem to power the future."

Snow Lake's First Principles Approach

Since the initial announcement of the partnership and execution of the MOU in February 2025, both companies and the scouted founding team have thoroughly discussed reactor development risks and deployment considerations to determine the path of least resistance with the highest financial return.  As a result, the new Reactor Company is opting for a pragmatic approach to advanced nuclear development by focusing on a small modular reactor (SMR) design based on existing and mature pressurized water reactor (PWR) technology.  This enables it to leverage the deep expertise and industrial infrastructure associated with PWR reactors - ensuring strong regulatory readiness, a mature supply chain, time-tested technology, and established operator training pipelines.  Snow Lake is therefore centered on driving the most rapid and reliable path to generating nuclear power.  In partnering with Exodys Energy, Snow Lake is anticipating the challenges that advanced reactors will face in regards to spent nuclear fuel storage and management costs-further amplifying its unique foresighted and comprehensive approach.

● Exodys Energy will provide technical guidance, as it relates to fuel cycle considerations and targeted reactor engineering support

● Snow Lake will drive commercial execution, integrating its uranium assets, strategic equity positions in GUE, and strong market presence to advance the new Reactor Company's goals

● Key leadership roles in the new Reactor Company will be filled by seasoned technology leaders with decades of engineering experience across both current and advanced reactor technologies.  Full details will be announced in the coming weeks

"This is just the beginning," added Frank Wheatley. "As we deepen our nuclear partnerships, we have grown increasingly acclimated to the success factors driving this industry. Our approach is simple and focused: energy must be delivered. To meet this challenge, we are building on a proven playbook of development and deployment, alongside a proven executive team, to kickstart our path to generating nuclear energy. In addition, the collaboration with Exodys Energy ensures the anticipation of spent fuel management challenges and its revenue potential. Snow Lake's vertical integration strategy positions us to earn revenue throughout the value chain and reactor asset life - before, during, and after reactor operations."

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on NASDAQ:LITM, with a global portfolio of critical mineral and clean energy projects.  The Pine Ridge Uranium project is an exploration stage project located in Wyoming, United States, and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba.  Learn more at www.snowlakeenergy.com.

About Exodys Energy Inc.

Exodys Energy is a pioneering U.S. nuclear engineering services company commercializing innovative fuel reprocessing and waste minimization solutions. With a world-class team of experts in nuclear chemistry, waste vitrification, and reactor design support, Exodys is focused on unlocking the full energy potential of slightly used nuclear fuel. By transforming traditional waste liabilities into valuable fuel assets, Exodys is setting a new standard for sustainability and circularity in the nuclear sector. www.exodysenergy.com

Investor Relations

Frank Wheatley, CEO
ir@snowlakelithium.com

Exodys Energy Media Relations

info@exodysenergy.com

115 Broadway, 5th Fl

New York, NY 10006

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